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                                        FORM 8-A

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                           -------------------------------

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                           AFFILIATED COMPUTER SERVICES, INC.
               ------------------------------------------------------
               (Exact name of registrant as specified in its charter)

                 DELAWARE                               51-0310342
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(State of incorporation or organization)    I.R.S. Employer Identification No.

2828 N. HASKELL AVE.,  DALLAS TEXAS                                  75204
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(Address of principal executive offices)                           (Zip Code)

     If this form relates to the registration of a    If this form relates to the registration
     class of debt securities and is effective        of a class of debt securities and is to
     upon filing pursuant to General Instruction      become effective simultaneously with the
     A(c)(1) please check the following box.  / /     effectiveness of a concurrent registration
                                                      statement under the Securities Act of 1933
                                                      pursuant to General Instruction A(c)(2)
                                                      please check the following box.  / /
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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                          NAME OF EACH EXCHANGE ON
          TITLE OF EACH CLASS             WHICH EACH CLASS IS TO BE
          TO BE SO REGISTERED             REGISTERED
          -------------------             -------------------------

          NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    CLASS A COMMON STOCK PURCHASE RIGHTS
                    ------------------------------------
                              (Title of Class)

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES
          TO BE REGISTERED

    On August 5, 1997, the Board of Directors of Affiliated Computer Services,
Inc. (the "Company") declared a dividend of one Class A common share purchase right (a "Right") for each outstanding share of Class A common stock, $0.01 par value (the "Class A Common Stock") and Class B common stock, $0.01 par value (the "Class B Common Stock" together with the Class A Common Stock, the
"Common Stock"), of the Company. The dividend will be made to the stockholders of record at the close of business on August 25, 1997 (the "Record Date").
Each Right entitles the registered holder to purchase from the Company one share of Class A Common Stock at a price of $150.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 11, 1997 (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights
Agent (the "Rights Agent").

    Until the earlier to occur of (i) ten Business Days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Class A Common Stock (an "Acquiring Person") or (ii) ten Business Days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding shares of the Class A Common Stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any Common Stock certificates outstanding as of the Record Date, by Common Stock certificate with a copy of the Summary of Rights attached to the certificate.

    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new share certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common
Stock outstanding even without such notation or a copy of the Summary of Rights being attached to such certificate, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on August 25, 2007 (the "Final Expiration Date"), unless the
Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

    The Purchase Price payable and the number of shares of Class A Common
Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to


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time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price or securities convertible into Common Stock with a conversion price less than the then current market price of the Common Stock; or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness, cash (other than regular cash dividends out of the Company's earnings or retained earnings), or assets.

    In the event that any person or entity becomes an Acquiring Person (the beneficial owner of 15% or more of the outstanding Class A Common Stock), provision will be made so that each Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will entitle the holder to purchase that number of shares of Class A Common Stock having a market value of two times the then current Purchase Price of the Right.

    The Rights Agreement excludes from the definition of Acquiring Person, certain existing stockholders of the Company and Persons who certify to the Company that they inadvertently acquired in excess of 14.9% of the outstanding
Class A Common Stock and thereafter divest such excess or who acquire 15% or more of the outstanding Class A Common Stock in a Permitted Transaction. A
"Permitted Transaction" is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 15% or more of the outstanding Class A Common Stock and which has been approved by the Board of Directors (including a majority of the Directors not in association with an Acquiring Person) prior to the execution of the agreement or the public announcement of the offer.

    In the event that the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each Right will entitle the holder to purchase that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the then current Purchase Price of the Right.

    No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. With certain exceptions, no fractional shares of Class A Common Stock will be issued and, in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Class A Common Stock on the last trading day prior to the date of exercise.

    After a person becomes an Acquiring Person, the Company's Board of Directors may exchange the Rights, other than those Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of Class A Common Stock per Right, subject to adjustment. However, the Board of
Directors cannot conduct an exchange at any time after any Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding Class A Common Stock.

    At any time within ten Business Days following the date that any Person becomes an Acquiring Person, a Requisite Majority may redeem the Rights in whole, but not in part, at a


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price of $0.01 per Right (the "Redemption Price").  In addition, the Board of
Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the date any Person becomes an Acquiring Person, no such amendment may adversely affect the economic interests of the holders of the Rights.

    Until a Right is exercised, the holder of the Right, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

ITEM 2.   EXHIBITS

        4.1    Rights Agreement dated August 11, 1997 among the Company and
               ChaseMellon Shareholder Services, L.L.C., as rights agent.


                                  SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 1997

                                 AFFILIATED COMPUTER SERVICES, INC.

                                 By: /s/ David W. Black
                                    ------------------------------------
                                    David W. Black
                                    Executive Vice President and General Counsel







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